

02027432

4-30-02

Total pages: 9
Exhibit Index: p. 4

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2002

AUDIOCODES LTD.
(Translation of Registrant's Name into English)

4 Hahoresh Road, Yehud 56470 • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

On April 30, 2002, AudioCodes Ltd. (the "Company") issued a press release announcing revenues and net loss for the first quarter of 2002, the approval of an additional share repurchase program and other recent developments. A copy of this press release is annexed hereto as Exhibit 99.1.

The following document is attached hereto and incorporated by reference herein:

Exhibit 99.1. Press Release, dated April 30, 2002, announcing revenues and net loss for the first quarter of 2002, approval of an additional share repurchase program and other recent developments.

The information set forth in the first, second, and eighth paragraphs of, and the consolidated balance sheet and consolidated statement of operations data contained in, the press release attached as Exhibit 99.1 to this Report on Form 6-K, is hereby incorporated by reference into (i) the Registrant's Registration Statement on Form F-3, Registration No. 333-12346; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-11894; (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-13268; and (iv) the Registrant's Registration Statement on Form S-8, Registration No. 333-13378.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By: Shabtai Adlersberg by Neil Gold pursuant to Power of Attorney
Neil Gold, for Shabtai Adlersberg
pursuant to authorization

Dated: April 30, 2002

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated April 30, 2002, announcing revenues and net loss for the fourth quarter of 2001, approval of an additional share repurchase program and other recent developments.

Exhibit 99.1

Company Contact:

V.P. Finance & CFO
Mike Lilo
972 (3) 539-4000
mikel@audiocodes.com

IR Agency Contact:

RFBinder Partners Inc.
Magda Gagliano
(212) 994-7549
Magda.Gagliano@RFBinder.com


AudioCodes

4 HaHoresh Street, P.O. Box 14
Yehud, 56470 Israel
Tel: +972-3-5394000
Fax: +972-3-5394040

AudioCodes Reports First Quarter Results

Yehud, Israel – April 30, 2002 – AudioCodes Ltd. (NASDAQ: AUDC), a leading provider of Voice over Packet technologies, today announced financial results for the first quarter ended March 31, 2002. Revenues for the first quarter ended March 31, 2002 were $5.7 million compared to $5.5 million for the fourth quarter ended December 31, 2001 and $13.6 million for the first quarter ended March 31, 2001. Net loss for the first quarter of 2002 was $4.0 million, or $(0.10) per basic and diluted share, compared with net income of $2.2 million, or $0.05 per diluted share, for the same period last year.

Cash, cash equivalents and short-term deposits as of March 31, 2002 were $125.4 million compared to $130.1 million as of December 31, 2001.

"This quarter we continued to execute our plan to stabilize and grow our traditional enabling technology business, as well as develop a new business line of complete VoIP media gateway platforms for our OEM customers. Our financial results reflect the continuing recession in the telecom market and visibility beyond the current quarter is still low. However, market feedback indicates that our customers' outlook is more optimistic than 6 months ago. We are experiencing growing interest both in the VoIP media gateway business and our media processing business, the IPmedia line," said Mr. Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.

"The first quarter has been marked by the introduction of Mediant, our versatile, scalable open VoIP media gateway platform, adapted for different market segments such as wireless and wireline. This platform is a substantial enhancement of our OEM product offering," Mr. Adlersberg added. "Our media gateway offering builds on our enabling technology business and shares the same technology elements."

In addition to the Mediant™ Media Gateway for the wireline market, during the first quarter of 2002, AudioCodes announced the availability of the Stretto™ 2000 Wireless Media Gateway and the IPmedia™ designer kit.

Yesterday, AudioCodes also announced its new system offering for the Packet Cable Telephony Market. The Mediant Cable Access Gateway family is a new family of standards-based, scalable and open V5.2 access gateways leveraging AudioCodes' newly developed cost effective system platforms adopted specifically for packet cable telephony.

Design wins announced during the first quarter, were that of IPmedia products with Comverse Infosys Ltd and Oki Electric.

Additional Share Repurchase Program

AudioCodes also announced that its Board of Directors had approved a program to repurchase up to an additional 2 million of AudioCodes' Ordinary Shares, NIS 0.01 nominal (par) value. This program is in addition to the existing program adopted by the Board in January 2001 to purchase up to 2 million Ordinary Shares. Through March 31, 2002, AudioCodes had purchased 1,774,800 of its Ordinary Shares pursuant to this original repurchase authorization. Purchases will be made from time-to-time at the discretion of management in open market or privately negotiated transactions. Such purchases would be subject, among other things, to the share price and market conditions and will be made in accordance with all applicable laws and regulations.

About AudioCodes

Founded in 1993, AudioCodes Ltd. (NASDAQ: AUDC) enables the new voice infrastructure by providing network equipment providers and system integrators with innovative, reliable and cost-effective voice over packet media gateway and media processing technology and system solutions. The company is a market leader in voice compression technology and the key originator of the ITU G.723.1 standard for the emerging Voice over IP market. AudioCodes has built on its market leading core technology expertise to develop enabling technology products and a carrier-grade product line that continues to facilitate the evolving demands of the newwireline, wireless and cable communications infrastructure. AudioCodes' products include its highly flexible, scalable, and leading edge media gateway systems, VoIP communication boards, VoIP media gateway modules, VoP chip processors, and analog media gateways for access and enterprise solutions. Its customers include the leading global telecom and datacom network equipment providers. AudioCodes' international headquarters and R&D facilities are located in Israel, with US headquarters in San Jose, California. For more information on AudioCodes, visit http://www.audiocodes.com

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. Copies of such filings can also be viewed at the Tel-Aviv Stock Exchange. AudioCodes assumes no obligation to update the information in this release.

Summary financial data follows

Note relating to number of shares: All share and per share data for all periods presented have been retroactively adjusted to reflect the two-for-one stock split effected as of October 6, 2000.

AUDIOCODES LTD.
CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	December 31, 2001	March 31, 2002 (Unaudited)
ASSETS		
CURRENT ASSETS		
Cash, cash equivalents and Short-term deposits	$ 130,070	$ 125,420
Trade receivables	3,437	3,096
Other receivables and prepaid expenses	1,147	2,153
Inventories	6,536	5,684
Total current assets	141,190	136,353
SEVERANCE PAY FUND	1,772	2,086
FIXED ASSETS, NET	5,004	5,509
INVESTMENTS	450	450
Total assets	$ 148,416	$ 144,398
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Trade payables	$ 1,634	$ 1,880
Other payables and accrued expenses	13,314	12,553
Total current liabilities	14,948	14,433
ACCRUED SEVERANCE PAY	2,213	2,333
Total shareholders' equity	131,255	127,632
Total liabilities and shareholders' equity	$ 148,416	$ 144,398

AUDIOCODES LTD.
CONSOLIDATED STATEMENT OF OPERATIONS
U.S. dollars in thousands, except per share data

	Three months ended March 31,	
	2001	2002
	(Unaudited)	
Revenues	$ 13,554	$ 5,726
Cost of revenues	5,576	3,044
Gross profit	7,978	2,682
Operating expenses		
Research and development	3,493	3,222
Sales and marketing	3,364	3,588
General and administrative	994	848
Total operating expenses	7,851	7,658
Operating income (loss)	127	(4,976)
Financial income, net	2,062	972
Income before income taxes (loss)	2,189	(4,004)
Income taxes	22	-
Net income (loss)	$ 2,167	$ (4,004)
Basic earnings (loss) per share	$ 0.05	$ (0.10)
Number of shares used in computing basic earnings per share (in thousands)	39,998	39,034
Diluted earnings (loss) per share	$ 0.05	$ (0.10)
Number of shares used in computing diluted earnings per share (in thousands)	42,436	39,034